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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          ------------
                       AMENDMENT NO. 1 TO
                         SCHEDULE 14D-1
       Tender Offer Statement Pursuant to Section 14(d)(1)
             of the Securities Exchange Act of 1934
                          ------------

                       SINTER METALS, INC.
                          ------------
                    (Name Of Subject Company)

                             GKN plc
              GKN POWDER METALLURGY HOLDINGS, INC.
                   GKN POWDER METALLURGy, INC.
                          ------------
                            (Bidders)

                  Common Stock, $.001 Par Value
                          ------------
                 (Title of Class of Securities)

                            82934Q101
                          ------------
                 (CUSIP Number of Common Stock)

                         David J. Turner
                   GKN Powder Metallurgy, Inc.
                      3300 University Drive
               Auburn Hills, Michigan  48326-2362
                         (810) 377-1200

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidders)

                              Copy:
                      Jean E. Hanson, Esq.
            Fried, Frank, Harris, Shriver & Jacobson
                       One New York Plaza
                 New York, New York  10004-1980
                         (212) 859-8000

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     This Amendment No. 1 supplements and amends the Tender Offer
Statement on Schedule 14D-1 (the "Schedule 14D-1") relating to a tender offer by GKN Powder Metallurgy, Inc., a Delaware corporation and a wholly owned subsidiary of GKN Powder
Metallurgy Holdings, Inc., a Delaware corporation, to purchase all outstanding shares of Class A Common Stock, par value $.001 per share, and all outstanding shares of Class B Common Stock, par value $.001 per share, of Sinter Metals, Inc., a Delaware corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

  The following sentence is added at the end of the paragraph of
Section 15 of the Offer to Purchase entitled "United States
Antitrust":

  On May 9, 1997, Parent and Purchaser were notified that they had been granted early termination of the waiting period under the HSR Act applicable to the Offer.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

  Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following:

     (a)(10) Press Release issued by GKN plc on May 21, 1997.

                            SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 1997

                           GKN POWDER METALLURGY, INC.


                           By:/s/  David J. Turner
                               -----------------------
                               Name:   David J. Turner
                               Title:  President


                           GKN POWDER METALLURGY HOLDINGS, INC.


                           By:/s/  David J. Turner
                               -----------------------
                               Name:   David J. Turner
                               Title:  President


                           GKN plc


                           By:/s/  David J. Turner
                               -----------------------
                               Name:   David J. Turner
                               Title:  Finance Director



                          EXHIBIT INDEX

Exhibit                   Description                    Page No.
(a)(1)  Offer to Purchase, dated May 2, 1997.               *
(a)(2)  Letter of Transmittal.                              *
(a)(3)  Notice of Guaranteed Delivery.                      *
(a)(4)  Letter from SBC Warburg, Inc., as Dealer            *
          Manager, to Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees.
(a)(5)  Letter from Brokers, Dealers, Commercial Banks,     *
          Trust Companies and Other Nominees to Clients.
(a)(6)  Guidelines for Certification of Taxpayer            *
          Identification Number on Substitute Form W-9.
(a)(7)  Summary Announcement, dated May 2, 1997.            *
(a)(8)  Press Release issued by GKN plc on April 30,        *
          1997.
(a)(9)  Press Release issued by GKN plc on April 30,        *
          1997.
(a)(10) Press Release issued by GKN plc on May 21,          5
          1997.
(b)     Not applicable.                                     *
(c)(1)  Agreement and Plan of Merger, dated as of April     *
          29, 1997, among Parent, the Purchaser and the
          Company.
(c)(2)  Agreement, dated as of April 29, 1997, by and       *
          betwen Citicorp Venture Capital, Ltd. and GKN
          Powder Metallurgy, Inc.
(c)(3)  Form of Stockholder Agreements for Individuals,     *
          dated as of April 29, 1997, by and among GKN
          Powder Metallurgy, Inc., Ronald G. Campbell,
          Joseph W. Carreras, Greg Heitzenrater, E.
          Joseph Hochreiter, Michael T. Kestner, Donald
          L. LeVault, Richard A. McLean, Mary Lynn
          Putney, William H. Roj and Charles E. Volpe.
(c)(4)  Confidentiality Agreement, dated as of April        *
          29, 1997, between GKN plc and Sinter Metals,
          Inc.
(c)(5)  Letter Agreement, dated as of April 29, 1997,       *
          between Joseph W. Carreras and GKN Powder
          Metallurgy Holdings, Inc.
(d)     None.                                               -
(e)     Not applicable.                                     -
(f)     None.                                               -
(g)     GKN plc Report & Accounts 1996, including           *
          financial information for the GKN consolidated group for the fiscal years ended December 31, 1992-1996.
*    Filed previously.